UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Imperial Sugar Company (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
453096208 (CUSIP Number)
December 31, 2001 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 453096208

1.	Names of Reporting Persons. William S. Fagan I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 344,900

	6.	Shared Voting Power None (1)

	7.	Sole Dispositive Power 344,900

	8.	Shared Dispositive Power None (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.4%(1)(2)

12.	Type of Reporting Person IN

(1) The Reporting Persons set forth in this joint filing made pursuant to Rule 13d-1(k)(1) disclaim being part of a group, and the filing of this statement shall not be construed as an admission that such person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The Reporting Persons, except for Laura A. Fagan, work for the same employer and have a working relationship with each other, but each Reporting Person makes his or her own investment decisions. While none of the Reporting Persons individually owns more than 5% of the outstanding common stock of the Issuer, they aggregately own 6.6% of the outstanding common stock of the Issuer. Therefore, the Reporting Persons are jointly filing this Schedule 13G should they later be deemed a group.

(2) Percentage calculations are based upon the Issuer having 10,000,000 shares of common stock outstanding as reported in the Issuer's most recent annual report on Form 10-K for the fiscal year ended September 30, 2001.
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SCHEDULE 13G
CUSIP No. 453096208

1.	Names of Reporting Persons. Laura A. Fagan I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 294,005

	6.	Shared Voting Power None (1)

	7.	Sole Dispositive Power 294,005

	8.	Shared Dispositive Power None (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,005

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person IN

(1) The Reporting Persons set forth in this joint filing made pursuant to Rule 13d-1(k)(1) disclaim being part of a group, and the filing of this statement shall not be construed as an admission that such person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The Reporting Persons, except for Laura A. Fagan, work for the same employer and have a working relationship with each other, but each Reporting Person makes his or her own investment decisions. While none of the Reporting Persons individually owns more than 5% of the outstanding common stock of the Issuer, they aggregately own 6.6% of the outstanding common stock of the Issuer. Therefore, the Reporting Persons are jointly filing this Schedule 13G should they later be deemed a group.

(2) Percentage calculations are based upon the Issuer having 10,000,000 shares of common stock outstanding as reported in the Issuer's most recent annual report on Form 10-K for the fiscal year ended September 30, 2001.
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SCHEDULE 13G
CUSIP No. 453096208

1.	Names of Reporting Persons. Andreas Lawson I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,800

	6.	Shared Voting Power None (1)

	7.	Sole Dispositive Power 3,800

	8.	Shared Dispositive Power None (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.03%

12.	Type of Reporting Person IN

(1) The Reporting Persons set forth in this joint filing made pursuant to Rule 13d-1(k)(1) disclaim being part of a group, and the filing of this statement shall not be construed as an admission that such person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The Reporting Persons, except for Laura A. Fagan, work for the same employer and have a working relationship with each other, but each Reporting Person makes his or her own investment decisions. While none of the Reporting Persons individually owns more than 5% of the outstanding common stock of the Issuer, they aggregately own 6.6% of the outstanding common stock of the Issuer. Therefore, the Reporting Persons are jointly filing this Schedule 13G should they later be deemed a group.

(2) Percentage calculations are based upon the Issuer having 10,000,000 shares of common stock outstanding as reported in the Issuer's most recent annual report on Form 10-K for the fiscal year ended September 30, 2001.
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SCHEDULE 13G
CUSIP No. 453096208

1.	Names of Reporting Persons. Carol A. Armstrong I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,000

	6.	Shared Voting Power None (1)

	7.	Sole Dispositive Power 3,000

	8.	Shared Dispositive Power None (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.03%

12.	Type of Reporting Person IN

(1) The Reporting Persons set forth in this joint filing made pursuant to Rule 13d-1(k)(1) disclaim being part of a group, and the filing of this statement shall not be construed as an admission that such person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The Reporting Persons, except for Laura A. Fagan, work for the same employer and have a working relationship with each other, but each Reporting Person makes his or her own investment decisions. While none of the Reporting Persons individually owns more than 5% of the outstanding common stock of the Issuer, they aggregately own 6.6% of the outstanding common stock of the Issuer. Therefore, the Reporting Persons are jointly filing this Schedule 13G should they later be deemed a group.

(2) Percentage calculations are based upon the Issuer having 10,000,000 shares of common stock outstanding as reported in the Issuer's most recent annual report on Form 10-K for the fiscal year ended September 30, 2001.
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SCHEDULE 13G
CUSIP No. 453096208

1.	Names of Reporting Persons. James Dvorak I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 15,100

	6.	Shared Voting Power None (1)

	7.	Sole Dispositive Power 15,100

	8.	Shared Dispositive Power None (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.15%

12.	Type of Reporting Person IN

(1) The Reporting Persons set forth in this joint filing made pursuant to Rule 13d-1(k)(1) disclaim being part of a group, and the filing of this statement shall not be construed as an admission that such person is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The Reporting Persons, except for Laura A. Fagan, work for the same employer and have a working relationship with each other, but each Reporting Person makes his or her own investment decisions. While none of the Reporting Persons individually owns more than 5% of the outstanding common stock of the Issuer, they aggregately own 6.6% of the outstanding common stock of the Issuer. Therefore, the Reporting Persons are jointly filing this Schedule 13G should they later be deemed a group.

(2) Percentage calculations are based upon the Issuer having 10,000,000 shares of common stock outstanding as reported in the Issuer's most recent annual report on Form 10-K for the fiscal year ended September 30, 2001.
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Item 1.
(a)	Name of Issuer Imperial Sugar Company
(b)	Address of Issuer's Principal Executive Offices One Imperial Square, 8016 Highway 90-A, P.O. Box 9, Sugar Land, Texas 77487-0009

Item 2.
(a)	Name of Person Filing William S. Fagan, Laura A. Fagan, Andreas Lawson, Carol A. Armstrong, James Dvorak
(b)	Address of Principal Business Office or, if none, Residence 5201 N. O'Connor Blvd., Suite 440, Irving, Texas 75039
(c)	Citizenship All Reporting Persons are citizens of the United States of America.
(d)	Title of Class of Securities Common Stock, no par value.
(e)	CUSIP Number 453096208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

William S. Fagan (344,900 shares); Laura A. Fagan (294,005 shares); Andreas Lawson (3,800 shares); Carol A. Armstrong (3,000 shares); James Dvorak (15,100 shares). (See Footnote 1 above).

(b)	Percent of class: William S. Fagan (3.4%); Laura A. Fagan (2.9%); Andreas Lawson (0.03%); Carol A. Armstrong (0.03%); James Dvorak (0.15%). (See Footnotes 1 and 2 above).
(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

William S. Fagan (344,900 shares); Laura A. Fagan (294,005 shares); Andreas Lawson (3,800 shares); Carol A. Armstrong (3,000 shares); James Dvorak (15,100 shares). (See Footnote 1 above)

	(ii)	Shared power to vote or to direct the vote None. (See Footnote 1 above)
(iii)

Sole power to dispose or to direct the disposition of

William S. Fagan (344,900 shares); Laura A. Fagan (294,005 shares); Andreas Lawson (3,800 shares); Carol A. Armstrong (3,000 shares); James Dvorak (15,100 shares). (See Footnote 1 above)

	(iv)	Shared power to dispose or to direct the disposition of None. (See Footnote 1 above)

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Footnote 1 above.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2002
By:	/s/ William S. Fagan William S. Fagan
By:	/s/ Laura A. Fagan Laura A. Fagan
By:	/s/ Andreas Lawson Andreas Lawson
By:	/s/ Carol A. Armstrong Carol A. Armstrong
By:	/s/ James Dvorak James Dvorak

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